Exhibit 1A-15.C

NEITHER THIS INSTRUMENT, NOR ANY OF THESE SECURITIES ISSUABLE PURSUANT TO THE TERMS HEREOF, HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS. AS A RESULT NEITHER THIS INSTRUMENT, NOR ANY RIGHT OR INTEREST IN ANY OF THESE SECURITIES ISSUABLE PURSUANT TO THE TERMS HEREOF, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

PRIVATE INVESTMENT AGREEMENT

THIS CERTIFIES THAT, effective as of this ____ day of __________, 2018 and in exchange for the payment of the “Purchase Price” (as defined below) made by [Investor Name] (the “Investor”), to CERES COIN LLC, a Delaware limited liability company (the “Company”) pursuant to the “Purchase Agreement” (as defined below), the Company hereby issues and delivers this PRIVATE INVESTMENT AGREEMENT (this “PIA”) to the Investor.

RECITALS

A.       This PIA is one of a series of PRIVATE INVESTMENT AGREEMENT (individually and collectively, the “Offered PIAs”) being made and sold by the Company as part of the offering (the “Offering”) described in that certain Confidential Private Placement Memorandum of the Company dated as of April 25, 2018 (as the same may be amended, modified, restated or replaced from time to time, the “Memorandum”).

B.       In connection with the Offering the Investor has executed and delivered to the Company that certain Purchase Agreement (the “Purchase Agreement”), pursuant to which Investor irrevocably subscribed to participate, and invest, in the Offering.

C.        The Company has elected to accept the Investor’s subscription to purchase this PIA in exchange for the payment of [INSERT] (the “Purchase Price”).

D.       Investor hereby acknowledges that, to the extent the Purchase Price is less than the full “Subscribed Amount” (as such term is used and defined in the Purchase Agreement) of Investor with respect to this PIA, the remainder of Investor’s Subscription (as such term is used and defined in the Purchase Agreement) with respect to this PIA will be deemed rejected by the Company without further action or notice and the Company will cause such excess Subscription Amount to be promptly returned to Investor.

E.       As described in more detail in the Memorandum upon the Company intends to conduct a qualified securities offering (the “Qualified Offering”) under Tier 2 of Regulation A (17 CFR 230.251, et seq.), or other applicable law, where it will qualify and sell, among other things, certain “tokens” (each a “Token”). The Memorandum provides a detailed description of the proposed Tokens to be sold in the Qualified Offering and the anticipated respective rights the holders of the same will be granted. However, as noted therein, the terms and rights described in the Memorandum are not intended to be final and the Company reserves the right (in its sole discretion) to modify any one or more of the same, when and how it deems necessary, from time to time prior to the Qualified Offering Commencement Date (as defined below).

NOW, THEREFORE, in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Company hereby represents, warrants, covenants and agrees as follows:

1.            Definitions. As used herein, the following terms will have the following meanings. All capitalized terms used in this PIA and not specifically defined herein have the meaning provided in the Memorandum:

(a)       “Affiliate” means any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, Investor. A Person will be deemed to control another Person for the purposes of this definition if Investor possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such Person, whether through the ownership of voting securities, common directors, trustees or officers, by contract or otherwise.

(b)       “Conversion Date” means such date and time determined by the Company (in its sole discretion) for the conversion of all then outstanding PIAs provided that, with respect to any particular PIA such Conversion Date will not be more than thirty (30) days after the Exercise Date.

(c)       “Distributable PIA Loan Income” means, for any given period, an amount equal to eighty percent (80%) of all Net Loan Interest Income generated during the subject period, if any.

(d)       “Distributable PIA Liquidation Proceeds” means, for any given period, an amount equal to:

(i)       eighty percent (80%) of all net proceeds (i.e. after the payment of all applicable Operating Costs) actually received by the Company (whether directly or indirectly) during such period as a result of the maturity, sale, assignment or other transfer of its then outstanding Loans which are not otherwise applicable to the repayment of the principal of such Loans; plus

(ii)       from the net proceeds (i.e. after the payment of all applicable Operating Costs) actually received by the Company (whether directly or indirectly) during such period as a result of the maturity, sale, assignment or other transfer of its then outstanding Loans which are applicable to the repayment of the principal, an amount equal to the lesser of:

(A)       one hundred percent (100%) of all such proceeds; or

(B)       the total aggregate amount invested by all PIA Holders which was applied to the Loan Business.

For the avoidance of doubt, the Company will be permitted to retain: (x) twenty percent (20%) of all net proceeds actually received by the Company (whether directly or indirectly) during such period as a result of the maturity, sale, assignment or other transfer of its then outstanding Loans which are not otherwise applicable to the repayment of the principal of such Loans; and (y) any proceeds received by the Company (whether directly or indirectly) during such period as a result of the maturity, sale, assignment or other transfer of its then outstanding Loans which are applicable to the repayment of the principal and which are excess of the total aggregate amount invested by the PIA Holders.

(e)       “Exercise Date” means the later of the following: (i) the Token Sale Commencement Date; or (ii) the date which is one (1) year and one (1) day from the date the respective PIA was purchased.

(f)       “Exit Event” means the first to occur of the following: (i) the Company elects (in its sole discretion), at any time prior to the Token Sale Commencement Date, to cease making Loans and to wind up its Loan Business; or (ii) the Token Sale Commencement Date has not occurred (or is not imminently forthcoming) by December 31, 2019, for whatever reason including as a result of any election of the Company not to proceed with the same.

(g)       “Initial Token Price” means the final, per Token, purchase price established by the Company as of the Token Sale Commencement Date.

(h)       “Loan Business” means the making of loans by the Company from time to time, whether directly or indirectly, as described in more detail in the Memorandum.

(i)       “Net Loan Interest Income” means, for any given period, the result of the following: (i) the total amount of interest income and other amounts (other than repayment of principal) actually received by the Company for such period from its Loan Business; less (ii) the total amount of all Operating Costs actually incurred by the Company during such period; each as calculated in accordance with sound accounting principles consistently applied. For the avoidance of doubt, the term “Net Loan Interest Income,” as used herein, will mean and refer to the net income of the Company specifically attributed to its Loan Business as calculated in accordance with sound accounting principles consistently applied.

(j)       “Operating Costs” means, individually and collectively as the case may be and for any given period, all fees and expenses incurred by the Company during such period in connection with the operation and maintenance of its Loan Business; including: (i) all salaries, benefits and other amounts payable to employees and/or consultants retained by the Company from time to time (if any); (ii) all marketing, appraisal and underwriting expenses, and (iii) all legal, accounting, marketing, professional/consultant, and other fees and expenses.

(k)       “Person” means any individual, firm, corporation, business enterprise, trust, association, joint venture, partnership, limited liability company, governmental body or other entity, whether acting in an individual, fiduciary or other capacity.

(l)       “PIA Holders” means, individually and collectively as the case may be and at any given time, the then outstanding holders of all of the Offered PIAs. For the avoidance of doubt the term “PIA Holders” as used herein will specifically include the Investor.

(m)       “Qualified Offering Commencement Date” means the date the terms of the Qualified Offering are finally and fully qualified by the SEC and all applicable state regulatory authorities.

(n)       “Token Conversion Price” means, in the event the Conversion Date with respect to this PIA is after the Token Sale Commencement Date and, as of such Conversion Date the Tokens are, or otherwise have been, offered on an eligible public exchange, an amount equal to the greater of:

(i)       the Initial Token Price; and

(ii)       the trading price (or last trading price if not then being actively traded) of the Tokens on such public exchange as of the Conversion Date.

(o)       “Token Sale Commencement Date” means such date, occurring on or after the Qualified Offering Commencement Date, when the Tokens are made available for public sale.

2.             Income Participation.

(a)       The PIA Holders, as a group, will be entitled to receive all Distributable PIA Loan Income, if any. All amounts payable to Investor pursuant to the foregoing (respectively, for any given period, the “Participation Payment“) will, subject to any election made by Investor pursuant to Section 2(b) below, be payable in cash semi-annually, pari-passu and pro-rata (based on their respective initial investment amounts) with the cash payments to be made to the other PIA Holders.

(b)       Investor may, in its sole discretion (and upon written notice to the Company prior to the applicable semi-annual payment date), elect to defer receipt of Investor's Participation Payments until the Conversion Date, provided that such option will be exercisable by Investor in whole but not in part (i.e. Investor will have the option to defer all or none of their Participation Payments).

3.             Conversion/Liquidation; Termination of PIA. This section explains each of the events under which this PIA may, or otherwise must, be converted into cash or Tokens (as applicable).

(a)       Optional Conversion Upon Token Sale. If this PIA has not otherwise then been terminated pursuant to the terms hereof, as of the Token Sale Commencement Date Investor will have the one-time option (respectively, the “Conversion Option”) to convert this PIA (and all amounts then owned thereunder), in whole but not in part, into either cash OR Tokens; each as provided below. Such Conversion Option will be exercisable by written notice from Investor to the Company delivered within fifteen (15) days from the Exercise Date.

(i)       Cash Conversion Option. If Investor timely elects to convert this PIA into cash, Investor will be entitled to receive an aggregate cash amount (such amount the “Cash Conversion Payment”) equal to:

the Purchase Price	+	the total amount of all deferred Participation Payments payable to Investor as of the Conversion Date (if any)

Unless otherwise agreed to by the Company, the Cash Conversion Payment will:

(A)       be payable, in cash, to Investor in equal quarterly installments over the one (1) year period immediately following the Conversion Date;

(B)       at all times be subject to the amount of: (1) funds actually received by the Company during such one (1) year period as a result of the maturity, sale, assignment or other transfer of its then outstanding Loans; plus (2) the portion of the offering proceeds from the Qualified Offering specifically allocated to the payment of such amounts (with such reserve amount to be specified in the Qualified Offering disclosure materials);

(C)       provided that, if at any time the Company does not have sufficient funds to make all applicable Cash Conversion Payments: (1) the Company will pay the available proceeds to the Investor and the other PIA Holders who have elected the cash Conversion Option pari-passu and pro-rata (based on initial investment value and taking into account any deferred Participation Payments); and (2) any unpaid amounts will be automatically carry over to, for payment on, the next quarter-end date the next quarter-end date.

For purposes of illustration only, assuming Investor purchased this PIA for a $100,000 Purchase Price, elected to defer his/her/its respective Participation Payments, and was owed $10,000 in deferred Participation Payments as of the Conversion Date - Investor would be entitled to receive a total Cash Conversion Payment of $110,000 (being $100,000 + $10,000), with such amount to be paid quarterly, in equal installments, over the 1 year period commencing on the Conversion Date.

(ii)       Token Conversion Option. If Investor timely elects to convert this PIA into Tokens (or otherwise fails to timely make an election), on the Conversion Date Investor will receive:

(A)       a number of Tokens equal to the result of the following:

the Purchase Price
the Initial Token Price x 80%

For purposes of illustration only, assuming Investor purchased this PIA for a $100,000 Purchase Price and the Initial Token Price is $1.00 ̶ Investor would be entitled to receive 125,000 Tokens (being $100,000 divided by ($1.00 x 80%) or $.80) on the Conversion Date.

(B)       a number of additional Tokens equal to the result of the following:

the total amount of all deferred Participation Payments payable to Investor as of the Conversion Date (if any)
the Token Conversion Price

For purposes of illustration only, assuming Investor elected to defer his/her/its respective Participation Payments, Investor was owed $10,000 in deferred Participation Payments as of the Conversion Date, and the Token Conversion Price was $2.00 - Investor would be entitled to receive (in addition to the 125,000 Tokens illustrated in Section 3(a)(ii)(A) above) 5,000 additional Tokens (being $10,000 divided by $2.00) on the Conversion Date.

(iii)       Termination of PIA. Upon the earlier of the payment (in full) of all amounts payable to Investor pursuant to Section 3(a)(i) above or the conversion of this PIA into Tokens pursuant to Section 3(a)(ii) above, as applicable, this PIA will be deemed fully satisfied and automatically terminated without further notice to, or action by, any party.

(b)       Mandatory Conversion Upon Exit Event.

(i)       Exit Event Terms. Upon the occurrence of an Exit Event the following will apply:

(A)       The Company will promptly alert all of the then outstanding PIA Holders of the occurrence of such Exit Event and will thereafter cease making any new Loans.

(B)       The Company may (in its sole discretion subject to Section 4 below) elect to sell, assign or otherwise transfer the then outstanding Loans (or any portion thereof), provided that the Company will remain responsible for servicing any Loans which are not sold, assigned or otherwise transferred pursuant to the foregoing.

(C)       Investor and the other outstanding PIA Holders, as a group, will be entitled to receive all Distributable PIA Liquidation Proceeds (if any) with respect to the then outstanding Loans in full satisfaction, and in exchange for the conversion and termination, of this PIA.

(ii)       Payment of Distributable PIA Liquidation Proceeds. All amounts payable to the Investor and the other PIA Holders pursuant to Section 3(b)(i)(C) above will be:

(A)       promptly paid, in cash, to the Investor and the other PIA Holders as, when, and to the extent funds are actually received by the Company with respect to the subject Loans; and

(B)       distributed to and among the Investor and the other PIA Holders pari-passu and pro rata (based on their respective investment amounts).

(iii)       Termination of PIA. Upon the payment (in full) of all amounts payable to Investor pursuant to Section 3(b)(i)(C) above, this PIA will be deemed fully satisfied and automatically terminated without further notice to, or action by, any party.

4.            Limited Consent Rights of PIA Holders.

(a)       While the Offered PIAs will not, in any manner, be deemed equity interests of the Company (or otherwise entitle Investor or any other PIA Holder to any rights as an equity holder of the Company), to the extent occurring prior to the date the Token Sale Commencement Date each of the following actions (each a “Loan Action”) will require the consent of a majority of the then outstanding PIA Holders (based on their respective investment amounts).

(i)       The forgiveness or other settlement of any Loan (or portion thereof):

(A)       where the subject Loan is made to an Affiliate of the Company; or

(B)       in any case, which is in an amount (individually or in the aggregate) in excess of five percent (5%) of the original principal amount of the subject Loan;

(ii)       The sale, assignment or other transfer of any Loan(s) and/or any interest therein (including any sale of the equity of any Loan Sub) to:

(A)       any Affiliate of the Company;

(B)       any other Person in connection with a sale, assignment or winding-up of the Company’s Loan Business, for an aggregate amount less than eighty percent (80%) of the then outstanding indebtedness of such Loan(s); and/or

(C)       any other Person in any other instance for an aggregate amount less than the then ninety-five percent (95%) of outstanding indebtedness of such Loan(s); and/or

(iii)       Entering into any agreement, and/or taking any action, in connection with one or more of the foregoing

(b)       The Company will give each PIA Holder written notice (each a “Loan Action Notice”) of any Loan Action which the Company desires to affect and will, at its sole cost and expense, furnish to each PIA Holder such supporting documents and information (if any) as may be reasonably necessary (in the Company’s reasonable discretion) in order to enable the PIA Holders to properly evaluate, and make a reasonably informed decision regarding, the requested Loan Action. The failure of Investor (or any other PIA Holder) to disapprove any Loan Action within thirty (30) days after receipt of the Loan Action notice will be deemed an approval by Investor with respect to the subject Loan Action.

(c)       The Company will also promptly give each PIA Holder written notice of the final decision made, or otherwise deemed to have been made, with respect to each Loan Action.

5.            Unsecured Obligation. This PIA is, and at all times will be, an UNSECURED obligation of the Company.

6.            Restricted Transfer; Acknowledgement. This PIA may not be assigned or otherwise transferred by any party without the prior written consent of the other party. Further, by acceptance of this PIA Investor hereby acknowledges and understands that:

(a)       that neither the Offered PIAs (including this PIA) nor the securities which they may be converted into (including the Tokens) have been, and except in connection with the Qualified Offering will not be, registered or otherwise qualified under the Securities Act of 1933 (as amended and in effect, the “Securities Act”), or any similar state or federal law, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor’s representations as expressed herein and in the other Offering Documents;

(b)       the Offered PIAs (including this PIA), and the securities which they may be converted into, are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Investor must hold the the same indefinitely unless they are registered (or otherwise qualified) with the Securities and Exchange Commission and all applicable state regulatory authorities, or an exemption from such registration and qualification requirements is available; and

(c)       except as expressly contemplated in connection with the Qualified Offering (to the extent the same is effectuated at the discretion of the Company) the Company has no obligation to register or qualify the Offered PIAs (including this PIA) or any of the securities which they may be converted into; and

(d)       to the extent an exemption from registration or qualification is available which may allow Investor to sell or otherwise transfer this PIA, such sale or other transfer may be conditioned (at the discretion of the Company) on various requirements including with respect to the time and manner of sale, the holding period for the PIA and/or the securities which they may be converted into, and on the satisfaction of certain requirements relating to the Company which are outside of the Investor’s control (and which the Company is under no obligation, and may otherwise not be able to, satisfy).

7.            Miscellaneous.

(a)       Time is of the Essence. Time is of the essence with regard to the performance of the obligations of the Company in this PIA and each and every term, covenant and condition herein by or applicable to the Company.

(b)       Notice. All notices, requests and demands hereunder will be in writing and:

(i)       made to a party at the last known address for said party on the records of the Company, provided however that any notice made to the Company must be addressed to the Company’s principal office address of 39W462 Baert Lane, St. Charles, Illinois 60175, Attention: Charlie Uchill, Chief Operating Officer; and

(ii)       deemed to have been given or made: (A) if delivered in person, immediately upon delivery, (B) if by nationally recognized overnight courier service with all delivery fees prepaid and with instructions to deliver the next business day, one (1) business day after sending, or (C) if by certified mail, with all postage fees paid and return receipt requested, three (3) business days after mailing.

A written notice will also be deemed received on the date delivery will have been refused at the address required by this PIA.

(c)       Severability. Wherever possible, each provision of this PIA will be interpreted in such manner as to be effective and valid under applicable law. Any term or provision of this PIA that is invalid or unenforceable in any situation will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation. In the event that any clause, term, or condition of this PIA will be held invalid or contrary to law: (i) this PIA will remain in full force and effect as to all other clauses, terms, and conditions; (ii) the subject clause, term, or condition will be revised to the minimum extent necessary to render the modified provision valid, legal and enforceable; and (iii) the remaining provisions of this PIA will be amended to the minimum extent necessary so as to render the PIA as a whole most nearly consistent with the parties’ intentions in light of the modification or removal of the invalid or illegal provision.

(d)       Entire Agreement; Conflict. This Agreement, together with the other Offering Documents, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior understandings (whether verbal or written), if any, with respect thereto. No representations or statements of any kind made by either party, which are not expressly stated in this Agreement or in the other Offering Documents, will be binding on such parties. In the event of any conflict between this PIA and any of the other Offering Documents, this PIA will control and take precedence.

(e)       Amendments. Neither this PIA, nor any term hereof, may be amended or waived, except by a written instrument signed by the Company and the Investor.

(f)       Construction. Caption headings in this PIA are for convenience purposes only and are not to be used to interpret or define the provisions of this PIA. Whenever the context requires or permits, the singular will include the plural, the plural will include the singular, and the masculine, feminine and neuter will be freely interchangeable. Any and all uses of the term “including” herein means including without limitation, or including but not limited to, and will not be deemed to be exclusive or to create an exclusive reference.

(g)       Legal Counsel. Investor hereby acknowledges and agrees that: (i) Investor has had ample opportunity to consult with, and receive advice from, legal counsel of Investor’s choice with respect to this PIA and the other Offering Documents and, having had said opportunity, has either consulted with such legal counsel or has made the decision not to consult with legal counsel; (ii) Investor has business and investment options available to Investor other than the purchase of this PIA but Investor has nonetheless decided to purchase this PIA and has done so voluntarily and without duress or compulsion of any kind (whether legal, economic or otherwise); and (iii) any rule of construction that operates in whole or in part to resolve ambiguities against the drafter of a document will not apply to the interpretation of this PIA or any of the other Offering Documents.

(h)       Successors and Assigns. All of the terms and provisions hereof will be binding upon, and inure to the benefit of, the respective executors, administrators, legal representatives, successors and permitted assigns of each of the parties hereto.

(i)       Lost, Stolen or Mutilated PIA. If this PIA is lost, stolen, mutilated or destroyed, the Company will, on such reasonable terms with respect to indemnity or otherwise as it may in its discretion impose, issue a new agreement of like denomination, tenor, and date as this PIA. Any such new agreement will constitute an original contractual obligation of the Company, and the lost, stolen, mutilated or destroyed, as applicable, PIA will be null and void.

(j)       Governing Law; Jurisdiction; Waiver of Jury Trial. This PIA will be construed and enforced in accordance with and governed by the internal laws of the State of Delaware without regard to the choice or conflict of law principles or rules that may cause the application of the laws of any jurisdiction other than those of the State of Delaware. The parties irrevocably agree and consent that venue is exclusive in the Circuit Court for the County of Cook, State of Illinois or the Northern District for the United States District Court of Illinois, and will be the sole and proper forum for any litigation arising out of or in connection with this PIA. The parties agree not to commence, maintain or remove any action or proceeding arising out of or relating to this PIA in any other state or federal court sitting in the State of Illinois or any other state and each party waives any substantive, procedural, jurisdictional, convenient forum, venue or other rights to the contrary. Any and all service of process and any other notice in any such action, suit or proceeding will be effective against any party anywhere in the world if given pursuant to the applicable court rules of the appropriate court having jurisdiction hereunder. Each party also irrevocably waives, to the fullest extent permitted by law: (i) any objection which either of them may have to the laying of venue of any such suit, action or proceeding brought in any such court, and any claim that such suit, action or proceeding brought in any such court has been brought in an inconvenient forum; and (ii) such party’s right to a jury trial for any claims that may arise out of this PIA.

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IN WITNESS WHEREOF, the undersigned have executed and delivered this PRIVATE INVESTMENT AGREEMENT as of the date first above written.

COMPANY:	CERES COIN LLC, a Delaware limited liability company By: ________________________________ Print Name: __________________________ Title: Authorized Signatory

(Signature Page To Private Investment Agreement)